Exhibit 77D - DWS Investments VIT Funds

At a meeting held on May 5, 2009,
the Board Members of DWS Equity
500 Index VIP and DWS Small Cap Index VIP
(the "Portfolios"), approved a proposal to adopt, as a non-fundamental policy, for the Fund a securities lending policy whereas the Portfolios may not lend portfolio securities in an amount greater than 33 1/3% of its total assets.



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